

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC
675 Ponce de Leon Avenue NE, 7th Floor
Atlanta, GA 30308

> **Re: Jamestown Invest 1, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No.**
> **Response dated August 24, 2020**
> **File No. 024-11102**

Dear Mr. Bronfman:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Response dated August 24, 2020

General

1. We note your response and proposed subject disclosure. Please provide a more detailed analysis regarding why you believe the pre-qualification sales are covered by Rule 260 and revise your post-qualification amendment to include disclosure, including a risk factor, regarding the possibility that you are unable to successfully claim Rule 260 or the Regulation A exemption for such sales.

Matt Bronfman
Jamestown Invest 1, LLC
August 31, 2020
Page 2

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction